

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2009

Mr. John P. Lynch
President and Chief Executive Officer
NWT Uranium Corp.
#1102- 70 York Street
Toronto, ON
M5J 1S9
Canada

> **Re: NWT Uranium Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 17, 2009**
> **File No. 000-50822**

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 8

1.   It appears that your selected financial data prepared under US GAAP presents the comprehensive loss for the periods presented. Please modify your table to present the net income or net loss for each period presented.

Evaluation of Disclosure Controls and Procedures, page 98

2.   It appears that you have not disclosed the conclusions of your principal executive
        and principal financial officers regarding the effectiveness of the your disclosure
        controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of
        December 31, 2008, based on the evaluation required by Exchange Act Rule 13a-
        15(b). Please complete your evaluation and amend your filing to provide the
        required disclosure of management's conclusions regarding the effectiveness of
        your disclosure controls and procedures. Refer to Item 15(a) of Form 20-F.

Changes in Internal Control over Financial Reporting, page 98

3.   We note you disclose you are "unaware" of any changes in your internal controls
        over financial reporting. Please modify your disclosure to remove any
        equivocation regarding 'awareness'; please state whether or not there were any
        changes in your internal controls over financial reporting that would be required
        to be disclosed pursuant to the Note to Item 15T(2)(c) of Form 20-F.

4.   We note your disclosure regarding your annual report on internal control over
        financial reporting. Please expand your disclosure to include the following items
        pursuant to the Note to Item 15T(2)(b) of Form 20-F:

        ·   a statement of management's responsibility for establishing and maintaining
                adequate internal control over financial reporting; and,

        ·   a statement identifying the framework used by management to evaluate the
                effectiveness of your internal control over financial reporting.

        Please also note your disclosure is required to address "the effectiveness of [your]
        internal controls over financial reporting" versus "the effectiveness of the design
        and operation of [your] financial controls and procedures."

Consolidated Financial Statements as of December 31, 2008 and 2007 and for the Years
Ended December 31, 2008, 2007 and 2006

Auditor's Report

5.   We note that the amounts presented in the comparative financial statement period
        (as of and for the year ended December 31, 2007) have been restated. However,
        we note the auditor's reports do not refer to the restatement nor do they appear to
        provide audit coverage of the restated amounts. Please obtain and file an audit

report that both addresses the restatement and covers all periods presented, including the cumulative from inception period.

Note 2 – Summary of Significant Accounting Policies

Interest in Exploration Properties and Deferred Exploration Expenditures, page 12

6. We note you disclose "The carrying amounts of deferred exploration costs on properties were in excess of their estimated recoverable amounts." Despite this disclosure, it does not appear that you have recognized any impairment of capitalized costs. Please tell us your basis for this conclusion.

Note 13 – Segment Information, page 33

7. Please expand your disclosure to identify and elaborate upon the basis of measurement reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance, or tell us why you believe this disclosure is not necessary. Refer to CICA Accounting Handbook Sections 1701.32 through 1701.34 for additional information. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 14 – Differences Between Canadian and U.S. Generally Accepted Accounting Principles, page 34

8. On page 13 of your financial statements, we note you disclose: "The carrying value [of an exploration property] is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts." We note no US GAAP reconciling item related to this policy. Please tell us your accounting basis for this policy under US GAAP. In doing so, please elaborate on the general terms of the option agreements including: payment amounts and timing, duration of option agreement, rights and obligations thereof, whether the agreements result in the conveyance of any mineral interest or result in a reduction in the life or functionality of your mineral interests, whether you have any requirement for continued involvement in the optioned property, or any other pertinent factors that are part of the basis for your conclusion.

    Please also tell us the amount of options payments that have been credited against the carrying values of mineral interests in 2008 and 2007.

9. It appears that your reconciliation of the statement of operations reconciles comprehensive loss under Canadian GAAP to comprehensive loss under US

GAAP. Please modify your disclosure to reconcile net income (loss) instead of comprehensive income (loss). Refer to Item 17(c)(2)(i) of Form 20-F for additional information.

Consolidated Financial Statements as of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005

10.	We note that your financial statements as of and for the year ended December 31, 2007 have been restated subsequent to the issuance of these financial statements. Please amend your filing to remove these superseded financial statements.

Exhibits 12.1 and 12.2

11.	We note your certifications exclude certain language in paragraphs 4 and 4.b relating to internal control over financial reporting. Please amend your certifications to be in the exact form set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

12.	We note that the identification of the report in the second and third paragraphs of the certification includes the period title "annual". In future filings, the identification of the period of the report should be removed so as not to imply a qualification or limitation of the period for which the information has been certified.

Engineering Comments

Exploration Conducted by Company on Irhazer and In Gall Concessions, page 43

13.	We note your disclosure of an inferred resource for your In Gall property. We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

14.   Mineral resources must have reasonable prospects for economic extraction. This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. We note you disclose the cutoff grade used to delimit your tonnage estimates. Please also disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Alternatively, if your resource estimates are not based on economic cutoffs, please remove the estimates from the filing.

Summary of First Phase 2005 Exploration Program, page 36

Exploration Conducted by Company on Irhazer and In Gall Concessions, page 42

15.   We note your use terms such as ppb, sample ranges or grades up to, and grab samples here and in other sections in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

· Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

· Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

· Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

· Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

· Eliminate statements containing grade and/or sample-width ranges.

· Aggregated sample values from related locations should be aggregated based on a weighted-average of lengths of the samples.

· Generally, use tables to improve readability of sample and drilling data.

· Soil samples may be disclosed as a weighted-average value over an area.

· Refrain from reporting single soil sample values.

· Convert all ppb quantities to ppm quantities for disclosure.

· Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

16. We note your disclosure of a grade of 122 parts per million (ppm) equivalent U3O8 (eU3O8) in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed commodity prices and metallurgical recoveries.

17. We note you disclose Niger Uranium has a total project exploration target of 10 Million lbs U3O8 at the Henkries project. With the passage of National Instrument 43-101 in Canada, disclosure regarding exploration potential is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all exploration target or potential estimates that you disclose under this provision must meet the standards of National Instrument 43-101 or be removed from your filing. This will require the you to state your exploration target as a potential quantity and grade, expressed as ranges (not contained pounds or ounces) and that the potential mineral deposit is conceptual in nature along with the basis on which the disclosed potential quantity and grade has been determined. In addition, you need to state there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief